UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC FILE NUMBER
WASHINGTON, D.C. 20549	001-42190

FORM 12b-25	CUSIP NUMBER
235750106
NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2025

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Damon Inc.

Full Name of Registrant

Former Name if Applicable

704 Alexander Street

Address of Principal Executive Office (Street and Number)

Vancouver, BC V6A 1E3

City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Damon Inc. (the “Registrant”) has determined that it is not able to file its quarterly report on Form 10-Q for the quarter ended March 31, 2025 (the “Form 10-Q”) within the prescribed time period without unreasonable efforts or expense. The Registrant requires additional time to allow its auditors to complete the review of its consolidated financial statements and related portions of the Form 10-Q, in light of the timing of its recent underwritten public offering, which closed on March 21, 2025. The Registrant presently expects to file the Form 10-Q within the extension period of 5 calendar days as provided under Rule 12b-25.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bal Bhullar	(408)	702-2167
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).	Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report certain significant changes in its results of operations.

The Registrant expects its operating expenses for the three months ended March 31, 2025 to increase by approximately $15.9 million from the comparable period in the prior year primarily as a result of impairment of goodwill and intangible assets of $14.1 million. The Registrant expects its operating expenses for the nine months ended March 31, 2025 to increase by approximately $19.5 million from the comparable period in the prior year primarily as a result of an increase in nonrecurring acquisition and transaction costs of $5.6 million and impairment of goodwill and intangible assets of $14.1 million.

The Registrant expects its loss from operations for the three months ended March 31, 2025 of $19.3 million compared to $3.5 million for the comparable period in the prior year, as a result of increased operating expense. The Registrant expects its loss from operations for the nine months ended March 31, 2025 of $29 million compared to $9.5 million for the comparable period in the prior year, as a result of increased operating expenses.

The Registrant expects its non-operating loss for the three months ended March 31, 2025 to decrease by approximately $3.8 million from the comparable period in the prior year as a result of a decrease in loss from changes in fair value of financial liabilities by approximately $8.2 million, offset by an increase in financial expense for warrants issuance by approximately $4.7 million. The Registrant expects it non-operating income for the nine months ended March 31, 2025 to increase by approximately $42.7 million from the comparable period in the prior year as a result of income from change in fair value of financial liabilities increased by approximately $47.3 million.

The Registrant believes that its results contained herein for the three and nine months ended March 31, 2025 are materially correct; however, because management’s review is ongoing, there can be no assurance that the financial and accounting information referred to in this filing will not change upon completion of the auditors’ review and filing of the Form 10-Q.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements, including statements about the financial condition, results of operations, earnings outlook and prospects of the Registrant. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the Registrant’s management and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the Registrant.

SIGNATURE

Damon Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Damon Inc.

Date: May 16, 2025	By:	/s/ Bal Bhullar
Bal Bhullar
Chief Financial Officer

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